                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Rule 13d - 101)

    Information To Be Included In Statements Filed Pursuant To
  Rule 13d-1(a) And Amendments Thereto Filed Pursuant To Rule 13d-2(a)

                             (Amendment No. 2)(1)

                             THE RIGHT START, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   766574206
                                (CUSIP Number)

                                  Fred Kayne
                             c/o Fortune Financial
                      1800 Avenue of the Stars, Suite 310
                        Los Angeles, California  90067
                                (310) 551-0322

                                October 6, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 7 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D
CUSIP NO. 766574206                                    Page 2 of 7 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FRED KAYNE
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, OO
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                              [ ]

------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
----------------------------------------------------------------
     NUMBER OF                      7         SOLE VOTING POWER

      SHARES                                  1,200,959
                            ------------------------------------
     BENEFICIALLY                   8         SHARED VOTING POWER

     OWNED BY                                 0
                            ------------------------------------
       EACH                         9         SOLE DISPOSITIVE POWER

     REPORTING                                1,200,959
                            ------------------------------------
      PERSON                       10         SHARED DISPOSITIVE POWER

      WITH                                    0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,200,959
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

   [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP NO. 766574206                                    Page 3 of 7 Page

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FORTUNE TWENTY-FIFTH, INC., a Nevada corporation           74-2978132
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                           [ ]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     NEVADA
------------------------------------------------------------------------------
     NUMBER OF                    7   SOLE VOTING POWER

      SHARES                          480,000
                            --------------------------------------------------
   BENEFICIALLY                   8   SHARED VOTING POWER

     OWNED BY                     0
                            --------------------------------------------------
       EACH                       9   SOLE DISPOSITIVE POWER

    REPORTING                         480,000
                            --------------------------------------------------
      PERSON                     10   SHARED DISPOSITIVE POWER

       WITH                           0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

480,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.5%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     The equity securities to which this statement on Schedule 13D relates are the Common Stock, no par value (the "Common Stock") of The Right Start, Inc., a California corporation (the "Issuer"), with its principal executive offices located at 5388 Sterling Center Drive, Unit C, Westlake Village, California 91361.

     All common share numbers reported herein have been adjusted for a 1-for-2 reverse stock split effective as of December 15, 1998, unless otherwise indicated.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement is filed on behalf of Fred Kayne and Fortune Twenty-Fifth of which he is the sole stockholder.

     (b) Mr. Kayne's business address is c/o Fortune Financial, 1800 Avenue of the Stars, Suite 310, Los Angeles, California 90067. Fortune Twenty-Fifth's business address is P.O. Box 381, Glenbrook, NV 89413 with a copy to Mr. Fred Kayne c/o Fortune Financial, 1800 Avenue of the Stars, Suite 310, Los Angeles, California 90067

     (c) Mr. Kayne is President and Chairman of Fortune Financial. Fortune Financial's principal business is investments and its address is 1800 Avenue of the Stars, Suite 1112, Los Angeles, California 90067. Mr. Kayne is also President of Fortune Fashions and Chairman of Big Dog Sportswear. Fortune Fashions' principal business is sportswear manufacturer and its address is 6501 Flotilla Street, Commerce, California 90040-1713. Big Dog Sportswear's principal business is the development and retailing of sportswear and related accessories and its address is 121 Gray Avenue, Suite 300, Santa Barbara, California 93101. Mr.Kayne is the sole shareholder of Fortune Twenty-Fifth, Inc., the owner of the Issuer's Series D Convertible Pay-in-Kind Preferred Stock and warrants beneficially owned by Mr. Kayne.

     (d) Neither Mr. Kayne nor Fortune Twenty-Fifth has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Neither Mr. Kayne nor Fortune Twenty-Fifth has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order
         enjoining future violations of, or        prohibiting or mandating
         activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the last five years.

     (f) Mr. Kayne is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Through Fortune Twenty-Fifth, Inc., a Nevada corporation, Mr. Kayne became the beneficial owner of 8,000 shares of the Issuer's Series D Convertible Pay-in-Kind Preferred Stock (convertible as of the date hereof into 400,000 shares of the Issuer's Common Stock) and Warrants to purchase 80,000 shares of the Issuer's Common Stock sold by the Issuer in a private placement. Fortune Twenty-fifth, Inc. paid for this purchase with $800,000 of company funds.

     Mr. Kayne has also been granted, since the time of his last report, options currently exercisable or exercisable within 60 days, entitling him to purchase an aggregate of 17,788 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     Fortune Twenty-Fifth acquired 8,000 shares of the Issuer's Series D Convertible Pay-in-Kind Preferred Stock (convertible as of the date hereof into 400,000 shares of the Issuer's Common Stock) and Warrants to purchase 80,000 shares of the Issuer's Common Stock in a private placement by the Issuer. Fortune Twenty-Fifth currently intends to hold such securities for investment purposes.

     The remainder of the Common Stock beneficially acquired by Mr. Kayne was acquired for investment purposes only and Mr. Kayne has no current plan relating to the shares of Common Stock other than to hold them for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Kayne directly, beneficially owns 1,200,959 shares of the Issuer's Common Stock, or approximately 18.9% of the Issuer's outstanding Common Stock. Of those shares, Fortune Twenty-Fifth directly, beneficially owns 480,000 shares of the Issuer's Common Stock, or approximately 7.5% of the Issuer's outstanding Common Stock.

     (b) Mr. Kayne has the sole power to vote and dispose, or direct the disposition, of 1,200,959 shares of the Issuer's Common Stock. Of those shares, Fortune Twenty-Fifth has the sole power to vote and dispose, or direct the disposition, of 480,000 shares of the Issuer's Common Stock.

     (c) The following transactions in the Issuer's Common Stock beneficially owned by Mr. Kayne and Fortune Twenty-Fifth were effected in the last 60 days:


   Date             Type   Amount of Securities    Price Per Share   Where/How
   acquired from             acquired from                           Transaction
   Issuer                    Issuer                                  Effected
----------------   -----   -------------------    ----------------  ------------

     10/6/00        (1)       400,000              (1)               Privately

     10/6/00        (2)       80,000               (2)               Privately


     (1) Represents shares of Common Stock that may be acquired upon conversion of 8,000 shares of Series D Convertible Pay-in-Kind Preferred Stock, without further payment to the Issuer.

     (3) Represents shares of Common Stock that may be acquired upon conversion of 80,000 Warrants, without further payment to the Issuer.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Mr. Kayne is a director of the Issuer and is also the brother of Richard Kayne, a principal of Kayne Anderson Investment Management. Kayne Anderson Investment Management owns, directly or indirectly, a substantial portion of the Issuer's Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

  None

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 9th day of November 2000.


By:      /s/ Fred Kayne
   ---------------------------
         Fred Kayne

                                       7